Exhibit 99.1

Brussels – 19 December 2023 – 08:30 CET

Per Previous Announcement, Anadolu Efes to Acquire ABI’s Non-Controlling Interest in Joint Venture

December 19, 2023 – As previously announced in April 2022, AB InBev (ABI) and Anadolu Efes have been in discussions regarding ABI’s non-controlling interest in AB InBev Efes BV, and today, they have announced that Anadolu Efes has agreed to acquire the entirety of that interest.

No amount will be paid on closing. Completion of the transaction is subject to required regulatory and governmental approvals, and other customary closing conditions. There can be no assurances on when and whether these approvals will be obtained. Any payments received by ABI after completion will be subject to additional regulatory approvals and are expected to be not material.

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About Anheuser-Busch InBev (AB InBev)

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob ULTRA®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 167,000 colleagues based in nearly 50 countries worldwide. For 2022, AB InBev’s reported revenue was 57.8 billion USD (excluding JVs and associates).

Forward-looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, statements other than historical facts and includes statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import, including statements relating to the agreement for Efes to acquire AB InBev’s non-controlling interest in the AB InBev Efes joint venture. All statements other than statements of historical facts are forward-looking statements, including statement relating to the future of our joint venture interests. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including as a result of the situation in Ukraine and Russia. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Anheuser-Busch InBev Contacts

Investors	Media

Shaun Fullalove	Fallon Buckelew
Tel: +1 212 573 9287	Tel: +1 310 592 6319
E-mail: shaun.fullalove@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

Maria Glukhova	Michaël Cloots
Tel: +32 16 276 888	Tel: +32 497 167 183
E-mail: maria.glukhova@ab-inbev.com	E-mail: michael.cloots@ab-inbev.com

Cyrus Nentin
Tel: +1 646 746 9673
E-mail: cyrus.nentin@ab-inbev.com

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